Filed Pursuant to Rule 433

Registration No. 333-163043

November 7, 2011

Supplementing the Preliminary Prospectus

Supplement dated November 7, 2011

(To Prospectus dated November 12, 2009)

$550,000,000

Zimmer Holdings, Inc.

$250,000,000 1.400% Notes due 2014

$300,000,000 3.375% Notes due 2021

Final Term Sheet

November 7, 2011

Issuer:	Zimmer Holdings, Inc.

Ratings:	Moody’s: Baa1 (Stable Outlook)/S&P: A- (Stable Outlook)

Trade Date:	November 7, 2011

Settlement Date (T+3)	November 10, 2011

Change of Control:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated November 7, 2011 relating to the Notes).

Use of Proceeds:	We will use the proceeds to repay borrowings of approximately $350 million under our $1,350 million revolving, multi-currency, senior unsecured credit facility and for general corporate purposes.

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Merrill LyncIncorporated BNP Paribas Securities Corp. RBS Securities Inc.

Senior Co-Managers:	J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. ING Financial Markets LLC Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited Wells Fargo Securities, LLC

	1.400% Notes due 2014	3.375% Notes due 2021

Size:	$250,000,000	$300,000,000

Maturity Date:	November 30, 2014	November 30, 2021

Coupon:	1.400%	3.375%

Interest Payment Dates:	Each May 30 and November 30, commencing May 30, 2012	Each May 30 and November 30, commencing May 30, 2012

Price to Public:	99.928%	99.821%

Benchmark Treasury:	UST 0.500% due October 15, 2014	UST 2.125% due August 15, 2021

Benchmark Treasury Price and Yield:	100-11 3/4; 0.374%	101-04+; 1.996%

Spread to Benchmark Treasury:	105 bps	140 bps

Yield:	1.424%	3.396%

Make-Whole Call:	T+ 15 basis points	T+ 20 basis points (prior to August 30, 2021)

Par Call:	—	On or after August 30, 2021

CUSIP:	98956P AD4	98956P AC6

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_distribution@baml.com, by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674 or by calling RBS Securities Inc. at 1-866-884-2071 .

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